

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Evan Horrowitz
Chief Executive Officer
Farmhouse, Inc.
1355 Market Street, Suite 488
San Francisco, CA 94103

>**Re: Farmhouse, Inc.**
>**Amendment No. 3 to Registration Statement on Form S-1**
>**Filed September 3, 2020**
>**File No. 333-238326**

Dear Mr. Horrowitz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2020 letter.

Amendment No. 3 to registration Statement on Form S-1

Prospectus Cover Page, page 3

1. We note your response to prior comment 2. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your cover page, and make corresponding changes elsewhere in the prospectus such as pages 14, 24 and the Plan of Distribution, to disclose a fixed price at which the selling shareholders will sell shares of your common stock until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 41</u>

2.   We note your response to prior comment 10. Please expand this section to compare the changes between your results of operations for the six months ended June 30, 2019 and the six months ended June 30, 2020.

<u>General</u>

3.   We note your response to prior comment 18. Please revise your prospectus to include a discussion of your related party transactions as required by Item 404(d) of Regulation S-K. In this regard, we note the cash advances made by your officers that are discussed in Note 4 to your Consolidated Financial Statements.

     You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology